Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, California 92121-1117

September 10, 2009

VIA EDGAR

Dana Hartz, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”)
Schedule 14A filed April 29, 2009
File Number: 001-33093

Dear Ms. Hartz:

This letter represents the Company’s response to the Staff’s comment letter dated August 31, 2009. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Write-off of in-process research and development, page 43

1.	Please revise your disclosure in response to prior comment two to disclose the estimated fair values of the acquired in-process research and development by product candidate within each stage of development.

Ligand response:

In response to the Staff’s comment, the Company will add the following disclosure in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Write-off of in-process research and development

For acquisitions prior to January 1, 2009, the fair value of acquired In-Process Research and Development (IPR&D) projects, which have no alternative future use and which have not reached technological feasibility at the date of acquisition, were immediately expensed. We wrote-off the estimated fair value of $72.0 million of acquired in-process research and development related to the acquisition of Pharmacopeia, Inc. in 2008. The estimated fair value relates to specific internal and partnered product candidates targeting a variety of indications which are currently in various stages of development ranging from preclinical to Phase II. Due to the nature of our internal development programs and our collaborative partnerships, management does not expect to incur significant costs related to these programs. The estimated fair value is driven by future milestones and royalties. Management anticipates potential milestones in the near-term and the possibility of significant royalties beginning in 2015. However, as these potential products have not reached commercialization, we or our partners face risks inherent in the development of products in the human health care market and will continue to face significant risks as no assurance can be given that: (1) product development efforts will be successful, (2) required regulatory approvals for any indication will be obtained, (3) any products, if introduced, will be capable of being produced in commercial quantities at reasonable costs or, (4) patient and physician acceptance of these products will be achieved. These risks may cause significant delays in the timing or potential success of commercialization of these products, which could materially impact estimated future cash flows. Of the total fair value, $29.0 million relates to product candidates currently in the preclinical stage of development as follows: $13.0 million related to various candidates under our collaboration with GSK, $8.0 million related to the JAK-3 program with Wyeth, and $8.0 related to our internal CCR1 program; $9.0 million relates to product candidates currently in Phase I clinical trials as follows: $7.5 million related to Schering Plough oncology-related product candidates and $1.5 million related to a product candidate being developed by Celgene targeting inflammation; and $34.0 million relates to product candidates currently in Phase II clinical trials as follows: $19.0 million related to Schering Plough’s CXCR2 program targeting COPD and asthma and $15.0 million related to a P38 MAPK inhibitor program targeting rheumatoid arthritis and psoriasis being developed by BMS.

We used the “Income Method” to determine the estimated fair values of acquired in-process research and development, which uses a discounted cash flow model and applies a probability weighting based on estimates of successful product development and commercialization to estimated future net cash flows resulting from projected revenues and related costs. These success rates take into account the stages of completion and the risks surrounding successful development and commercialization of the underlying product candidates. These cash flows were then discounted to present value using a discount rate of 40% for product candidates in the preclinical stage, 35% for product candidates currently in Phase I clinical trials and 30% for product candidates currently in Phase II clinical trials.

The above assumptions were used solely for the purposes of estimating fair values of these product candidates as of the date of their acquisition. However, we cannot provide assurance that the underlying assumptions used to forecast the cash flows or the timely and successful completion of development and commercialization will materialize, as estimated. Consequently, the eventual realized value of the acquired in-process research and development may vary from its estimated value at the date of acquisition.”

Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis, page 30

2.	We note your response to our prior comments, six, seven and nine and advise you that Instruction 4 to Item 402(b) or Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant. You should apply the same standards in assessing your eligibility for this exclusion as you would when applying for confidential treatment under Securities Act Rule 406 or Exchange Act Rule 24b-2. In order to qualify under that standard the information must not only be confidential and competitively harmful but also not material for an investor’s understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K. Please confirm your understanding that the sample disclosure provided in your August 5, 2009 response letter or analogous and/or equivalent-level disclosure you may provide in future CD&As is required in order to inform readers of the material facts regarding the company’s procedures and decisions affecting executive compensation.

Ligand response:

In response to the Staff’s comment, the Company confirms its understanding that the sample disclosure provided in its August 5, 2009 response letter or analogous and/or equivalent-level disclosure the Company may provide in future CD&As is required in order to inform readers of the material facts regarding the Company’s procedures and decisions affecting executive compensation.

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp
John P. Sharp
Chief Financial Officer

cc:	Grant Thornton LLP
Latham & Watkins LLP